SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Accredited Home Lenders Holding Co.

(Name of Subject Company)

Accredited Home Lenders Holding Co.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

00437P107

(CUSIP Number of Class of Securities)

David E. Hertzel, Esq.

General Counsel

15253 Avenue of Science

San Diego, California 92128

(858) 676-2100

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copy to:

Aileen C. Meehan, Esq.

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following announcement will be circulated to certain brokers as of June 12, 2007:

Accredited to Partner with Lone Star Funds

We are pleased to announce that Accredited Home Lenders Holding Co. (“Accredited”) has entered into a definitive merger agreement with affiliates of Lone Star Fund V (U.S.) L.P. (“Lone Star”) in which Lone Star has agreed to acquire all of the common stock of Accredited pursuant to a tender offer. The transaction, when completed, is expected to provide greater access to capital and additional resources to support Accredited’s business over the long term.

Lone Star has stated that one of their highest priorities is the retention of Accredited’s superior management, staff and culture. This means Accredited can go forward with its business as before, enhanced by the strong capital base of Lone Star. You can expect an intensified effort to earn even more of your business.

We’ll do this by delivering the superior service you’ve come to expect from Accredited, and by offering a wide range of attractive, well-priced programs for your non-prime and Alt-A borrowers. (To learn more, visit the Accredited web site at www.accredhome.com, where you’re seconds away from finding pricing and conditions for each program matching your borrower’s qualifications.)

Again, please know that we expect no disruption to business in conjunction with the Lone Star transaction – this is the beginning of an exciting new chapter for Accredited! If you have further questions, please direct them to your account executive or their manager.

As always, we thank you for your business and your continued confidence in our company. We look forward to growing together!

Forward Looking Statements

Certain matters discussed in this news release, including without limitation completion of the tender offer and merger and any expected benefits of the merger, constitute forward-looking statements within the meaning of the federal securities laws. Completion of the tender offer and merger is subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance those conditions can be satisfied or that the transactions described in this press release will be completed. In addition, actual results and the timing of certain events could differ materially from those projected in or contemplated by forward-looking statements due to a number of factors, including but not limited to, the risk factors and other disclosures contained in Accredited Home Lenders Holding Co.’s annual reports on Form 10-K for the period ended December 31, 2005, its reports on Form 10-Q for the first, second and third quarters of 2006, and the other disclosures contained in documents filed by the Company with the SEC. The Company cautions readers that the non-prime mortgage industry and the Company’s business are subject to numerous significant risks and uncertainties.

Additional Information

The tender offer described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell Accredited’s common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer described in this press release when they become available because they will contain important information. The tender offer statement will be filed by Lone Star with the Securities and Exchange Commission (“SEC”), and the solicitation/recommendation statement will be filed by Accredited with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Lone Star or Accredited with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Investor Relations of Accredited at 858.676.2148.